






SEMI-ANNUAL REPORT
AFL-CIO Housing Investment Trust
June 30, 2002



HIT HIGHLIGHTS

	At June 30, 2002
Total net rate of return, one-year	10.23%
Total gross rate of return, one-year	10.65%
Net assets	$2.96 billion
Participant investment, year to date	$117.5 million
Reinvestment of income, year to date	$74.6 million
Multifamily financing commitments	$146.5 million
Single family mortgages generated	698
Number of participants	409

Report to Participants

The AFL-CIO Housing Investment Trust (HIT, or the Trust), with its double-digit returns for the 12 months ended June 30, 2002, has provided protection for its investors in a time of declining equity values and low performance of the corporate bond market. The Trust's portfolio produced returns well above its fixed-income industry benchmark, the Lehman Brothers Aggregate Bond Index. This performance highlighted the distinctive place the Trust occupies in the fixed-income market, with its emphasis on investments in mortgage-backed securities (MBS) with negotiated terms including favorable prepayment provisions. Growing assets and strong investment from participants helped make this a particularly successful period. Trust financing for multifamily housing in this six-month period reached a historic level. The Trust also assisted a record number of working families to obtain single family mortgages.

Surpassing the Benchmark

The Trust's total net assets grew by 8 percent since January 1, 2002, climbing to $2.96 billion as of June 30. New investments from participants during this period totaled $117.5 million, more than double the amount in the same period in 2001, while participants reinvested earnings at a 90 percent rate. At mid-year, the Trust had a total of 409 participants.

The Trust registered a net rate of return of 10.23 percent for the one-year ending June 30, with a gross rate of return of 10.65 percent compared to the Lehman Brothers Aggregate Bond Index's 8.63 percent. As the chart at upper right reflects, the Trust also outpaced the Lehman benchmark, on an annualized basis, for the three-year, five-year and ten-year periods ending June 30, 2002. The Trust's performance record also received recognition from Pension and Investments' Performance Evaluation Report (PIPER). In its commingled domestic broad market fixed income category, PIPER ranked the Trust third out of 52 funds for the one-year period ending June 30, 2002 and second out of 50 funds for the five-year period ending June 30, 2002. (The HIT's net annualized rates

Total Rates of Return (%)[1]



- ■ Housing Investment Trust Gross Returns[2]
- ■ Housing Investment Trust Net Returns[3]
- ■ Lehman Brothers Aggregate Bond Index[4]

Returns for periods exceeding one year are annualized.

(1) The performance data shown here represents past performance and does not mean that the Trust will achieve similar results in the future. The investment return and principal value of an investment in the Trust will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. A Prospectus containing more complete information may be obtained from the Trust by contacting the Marketing and Investor Relations Department. The Prospectus sets forth information about the Trust that an investor should read carefully before investing.

(2) Gross returns are calculated before the deduction of Trust expenses.

(3) Returns shown reflect the growth of an investment for the specified periods.

(4) The Lehman Brothers Aggregate Bond Index does not reflect the performance of an actual portfolio available for direct investment and thus does not reflect a deduction for the expenses of operating such a portfolio. Investors are not likely to be able to manage an actual portfolio without incurring expenses.

Value Growth of $50,000 Invested



- ■ HIT   ■ Lehman Brothers Aggregate Bond Index

The chart above shows the comparative value growth of $50,000 invested (minimum initial investment) in the Trust and its benchmark (theoretical values) over the course of ten years, assuming the reinvestment of all distributions.

of return were 10.23 percent for this one-year period and 7.91 percent for this five-year period.) Additionally, in its commingled domestic overall fixed income category, PIPER ranked the Trust fifth out of 103 managers for the one-year period and sixth out of 95 managers for the five-year period.

Managing the Portfolio

The Trust provided important diversification benefits to its investors at a time of declining equity values during the first six months of 2002. Participants in the Trust were also largely shielded from the poor performance of corporate bonds, which underperformed most other fixed-income instruments during the period. The Trust's emphasis on credit quality and its ability to negotiate restrictions on prepayments in its multifamily MBS contributed to its favorable performance, as lower credit quality securities underperformed and interest rates declined. The Trust's special niche in the fixed-income market helped it produce, in the first six months of 2002, the highly competitive rates of return relative to the Lehman Brothers Aggregate Bond Index that are reflected in the "Total Rates of Return" table (page 1).

The following chart provides a profile of the Trust's holdings:

Portfolio Distribution (%)*



Cash and Short Term Investments **1.8**

Federal Agency Securities **5.6**

Construction and Permanent Mortgages **1.0**

State Housing Finance Agency Securities **1.5**

Multifamily Construction Mortgage-backed Securities **20.5**

Single Family Mortgage-backed Securities **31.7**

Multifamily Permanent Mortgage-backed Securities **37.9**

* Includes unfunded commitment amounts

Expanding Investments in Housing

New investment initiatives introduced over the past year helped the Trust increase its levels of financing commitments by providing access to additional sources of credit enhancement and expanding the pipeline of prospective investments. Through June 30, the Trust issued $146.5 million in multifamily commitments. HIT-sponsored single family mortgage programs produced $33.6 million in single family MBS purchases by the Trust in this period and generated $72.1 million in single family mortgages for union members and municipal employees.

Multifamily activity in 2002 got off to a strong start, with record six-month commitment levels for the Trust. The $146.5 million in new commitments issued during the period represent nine multifamily projects that will create 1,590 units of housing nationwide. This includes a $39.2 million investment, under the Trust's New York City Community Investment Initiative, that will preserve affordable housing for nearly 650 families in Brooklyn, New York.

At mid-year, there were 38 Trust projects in construction, representing over $1.1 billion in combined total development costs. These projects reflect a wide geographic diversity and are producing hundreds of union jobs in construction and related industries.

Single family programs have created attractive investment opportunities for the Trust in single family MBS in 2002 while continuing to enhance homeownership opportunities for union members and municipal workers. Through June 30, 2002, the HIT invested over $25.6 million in Fannie Mae MBS backed by 131 loans that were produced through the Homeownership Opportunity Initiative (HOI) with HomeStreet Bank – already surpassing 2001's annual investment of $23.9 million. During the same period, the HIT invested over $8 million in Fannie Mae securities produced through the Trust's newest initiative, HIT HOME, which generates mortgages through a partnership with Countrywide Home Loans.

Moreover, at mid-year, HIT's single family programs were setting new records for mortgages generated. HIT HOME had already exceeded 2001 mortgage numbers by over 46% as of June 30, enabling Countrywide to provide $46.5 million for 436 mortgage loans to union members. Through the Trust's partnership with HomeStreet Bank in the Pacific Northwest and Hawaii, 131 union and municipal employee homebuyers participated in the HOI program. The terms of the program allowed these homebuyers (and 125 additional union member homebuyers using other HomeStreet programs) to save an average of $700 each in closing costs. HOI was further enhanced with an award of $500,000 by the City of Seattle for down payment and buydown assistance, providing up to $10,000 in benefits to union families purchasing homes in Seattle.

Looking Ahead

The concentration on investments in MBS has enabled the Trust to maintain its high level of performance in a period of economic uncertainty. The Trust believes that investments in mortgage-backed securities and Treasury and federal agency quality instruments will continue to perform favorably in this environment in comparison to other classes of investments. During the balance of the year, the Trust will strive to provide its investors the competitive returns and high degree of security they have received over the past decade.

2002 Participants Meeting

The 2002 Annual Meeting of Participants was held in Washington, D.C., on May 29, 2002. The following matters were put to a vote of Participants at the meeting through the solicitation of proxies:

Richard Ravitch was reelected to chair the Board of Trustees by a vote of 1,920,829.5341 for; 420.0781 against; 8,126.3002 abstentions; and 590,925.4546 votes not cast.

The following Trustees were not up for election because their terms continued after the date of the Annual Meeting: Alfred J. Fleischer, John J. Flynn, Frank Hurt, Martin Maddaloni, Jeremiah O'Connor, Terence M. O'Sullivan, Marlyn J. Spear, Tony Stanley, Edward C. Sullivan, John J. Sweeney, and Patricia Wiegert.

Participants considered and approved an amendment to the Trust's Declaration of Trust by a vote of 1,857,452.7607 for; 518.5955 against; 71,404.5562 abstentions and 590,925.4546 votes not cast, to remove the previous numerical limit on the number of Management Trustees with backgrounds as officers, directors or trustees of organizations connected with the housing, finance or real estate development industries or former or current elected or appointed government officials.

Ernst & Young, LLP was selected as the Trust's Public Accountants by a vote of 1,921,394.3984 for; 80.0307 against; 7,901.4833 abstentions; and 590,925.4546 votes not cast.

The table below summarizes votes pertaining to Trustees who were elected at the Annual Meeting.

Trustee[1]	Votes For	Votes Against	Votes Abstaining
Linda Chavez-Thompson	1,872,268.8113	49,430.1779	7,676.9232
Francis X. Hanley	1,872,768.8196	48,480.7926	8,126.3002
Andrew Stern	1,921,249.6122	0.0000	8,126.3002
Richard Trumka	1,873,218.1966	48,480.7926	7,676.9232
George Latimer	1,921,044.6523	204.9599	8,126.3002

(1) Votes not cast: 590,925.4546



FINANCIAL STATEMENTS

June 30, 2002

American Federation of Labor and Congress of Industrial Organizations
Housing Investment Trust

Statement of Assets and Liabilities

June 30, 2002 (Dollars in thousands, unless noted; unaudited)

Assets	Investments, at fair value (amortized cost $2,827,987)	$ 2,960,434
	Cash	2,326
	Accrued interest receivable	18,247
	Receivables-Investments sold	50,701
	Accounts receivable	1,907
	Prepaid expenses and other assets	3,145
	Total Assets	**3,036,760**
Liabilities	Accounts payable and accrued expenses	1,210
	Payables-Investments purchased	70,388
	Redemptions payable	2,130
	Refundable deposits	1,583
	Income distribution payable, net dividends reinvested of $12,413	1,327
	Total Liabilities	**76,638**
	Net assets applicable to participants' equity — certificates of participation — authorized unlimited; outstanding 2,634,638 units (note 5)	$ 2,960,122
	Net asset value per unit of participation (in dollars)	**$ 1,123.54**

See accompanying notes to financial statements.

Schedule of Portfolio Investments

June 30, 2002 (Dollars in thousands; unaudited)

FHA Permanent Securities (14.0% of total portfolio)

	Interest Rate	Maturity Date	Face Amount	Amortized Cost	Value
Single family	7.75%	Jul-2021–Aug-2021	$366	$366	$366
	8.00%	Jul-2021	408	408	408
	10.31%	Feb-2016	68	68	68
			842	842	842
Multifamily	6.50%	May-2004	5,947	5,947	5,995
	6.66%	Apr-2040	5,933	5,942	6,097
	6.75%	Nov-2037–Jul-2040	10,204	9,942	10,570
	6.88%	Apr-2030	30,189	29,748	31,384
	7.00%	Jun-2039	6,210	6,282	6,501
	7.13%	Mar-2040	8,112	8,128	8,647
	7.17%	Feb-2040	4,869	4,874	5,146
	7.20%	Aug-2039–Sep-2039	11,510	11,523	12,145
	7.50%	Nov-2037	9,941	9,962	9,941
	7.55%	Aug-2012–Nov-2037	9,810	9,819	9,813
	7.63%	Dec-2027–Jun-2037	76,297	76,179	80,507
	7.70%	Oct-2039	12,400	12,322	13,391
	7.75%	Jan-2038–Oct-2038	11,520	11,537	12,211
	7.80%	Dec-2038	21,491	21,499	23,235
	7.85%	Sep-2037	2,573	2,573	2,708
	7.88%	Nov-2036–Jul-2038	9,318	9,328	9,959
	7.93%	Apr-2042	2,950	2,950	3,328
	8.00%	Oct-2031–Jun-2038	12,151	12,078	12,699
	8.13%	Apr-2028–Aug-2037	18,756	18,766	19,810
	8.18%	Nov-2036	36,242	36,004	37,985
	8.25%	Feb-2026–Nov-2036	30,861	30,880	32,075
	8.27%	Jul-2042	2,575	2,577	2,897
	8.40%	Apr-2012	1,065	1,065	1,069
	8.50%	Oct-2027	4,148	4,131	4,259
	8.75%	Jul-2036–Aug-2036	12,119	12,062	13,048
	8.80%	Oct-2032	5,529	5,529	5,571
	8.88%	May-2036	2,460	2,409	2,569
	9.25%	Jun-2036	19,925	19,930	20,635
	9.38%	Feb-2034	1,842	1,858	1,853
	9.50%	Jul-2027	369	374	414
	10.00%	Mar-2031	5,740	5,740	5,782
			393,056	391,958	412,244
Total FHA Permanent Securities			**393,898**	**392,800**	**413,086**

See accompanying notes to financial statements.

Schedule of Portfolio Investments

June 30, 2002 (Dollars in thousands; unaudited)

FHA Construction Securities (1.3% of total portfolio)

	Interest Rates*		Maturity	Commitment	Face	Amortized	
	Permanent	Construction	Date**	Amount	Amount	Cost	Value
Multifamily	6.70%	6.70%	Jun-2042	$6,150	$6,150	$6,154	$6,248
	7.05%	7.05%	Jan-2043	5,418	5,418	5,420	5,650
	7.20%	7.20%	Sep-2033	7,150	7,150	7,150	7,575
	7.33%	7.33%	Dec-2042	14,370	10,297	10,300	11,154
	7.50%	7.50%	Mar-2032–May-2042	8,393	7,762	7,794	8,368
Total FHA Construction Securities				**41,481**	**36,777**	**36,818**	**38,995**

Construction interest rates are the rates charged to the borrower during the construction phase of the project. The permanent interest rates are effective upon commencement of operations of a project, subject to the achievement of certain criteria.

*** Permanent mortgage maturity date.*

See accompanying notes to financial statements.

Schedule of Portfolio Investments

June 30, 2002 (Dollars in thousands; unaudited)

Ginnie Mae Securities (26.2% of total portfolio)
(including forward commitments)

	Interest Rate	Maturity Date	Commitment Amount	Face Amount	Amortized Cost	Value
Single family	6.50%	Jul-2028–Mar-2032		$56,507	$57,641	$57,643
	7.00%	Nov-2016–Jan-2030		87,484	89,231	91,203
	7.50%	Apr-2013–Feb-2032		100,936	104,004	107,011
	8.00%	Nov-2009–Dec-2031		52,736	54,413	56,137
	8.50%	Nov-2009–Oct-2030		25,963	26,781	27,962
	9.00%	May-2016–Jun-2025		4,158	4,294	4,541
	9.50%	May-2019–Sep-2030		1,648	1,708	1,820
	10.00%–13.50%	Jul-2014–Jun-2019		57	57	66
				329,489	338,129	346,383
Multifamily	5.16%	May-2015		5,944	5,944	6,112
	5.20%	Oct-2014		20,785	21,131	21,426
	5.88%	Nov-2011		15,000	15,000	15,395
	6.09%	Jun-2021		5,000	5,000	5,221
	6.11%	Nov-2021		970	970	1,013
	6.34%	Aug-2023		3,464	3,464	3,592
	6.38%	Jan-2025		23,506	23,506	24,317
	6.50%	Dec-2039		3,552	3,552	3,717
	6.56%	Jun-2037		39,202	39,785	41,281
	6.63%	Oct-2033		6,596	6,383	6,931
	6.67%	Sep-2040		8,839	8,845	9,357
	6.69%	Jun-2040		5,577	5,568	5,906
	6.75%	Jan-2039–Aug-2041		38,299	37,749	40,660
	6.78%	May-2041		27,961	27,966	29,779
	6.98%	Apr-2041		46,518	46,523	48,131
	7.23%	Jun-2041		8,141	7,868	8,929
	7.38%	Jan-2030		25,112	25,130	27,398
	7.50%	Apr-2038–Jan-2041		43,903	43,574	48,105
	7.50%	Apr-2044	23,300*	–	–	932
	7.80%	Jul-2039		18,995	19,005	21,010
	7.88%	Nov-2036		889	889	957
	8.15%	Nov-2025		3,685	3,653	4,069
	8.40%	Nov-2041		8,710	8,672	8,883
	8.50%	Mar-2027		26,196	26,204	29,158
	8.75%	Dec-2026		4,220	4,220	4,256
	9.00%	Jun-2030		7,783	7,504	7,835
	12.55%	Jun-2025		5,972	5,931	6,105
			23,300	404,819	404,036	430,475
Total Ginnie Mae Securities			**23,300**	**734,308**	**742,165**	**776,858**

Forward commitment.

See accompanying notes to financial statements.

9

Schedule of Portfolio Investments

June 30, 2002 (Dollars in thousands; unaudited)

Ginnie Mae Construction Securities (8.8% of total portfolio)

	Interest Rates*		Maturity	Commitment	Face	Amortized	
	Permanent	Construction	Date**	Amount	Amount	Cost	Value
Multifamily	5.79%	8.75%	Aug-2043	$7,628	$1,778	$2,118	$1,730
	6.00%	6.00%	Dec-2042	3,952	1,192	1,137	1,146
	6.50%	6.50%	Jun-2043	21,099	3,772	3,754	4,407
	6.54%	6.54%	Dec-2004	13,620	3,976	4,536	4,550
	6.60%	6.60%	May-2043	17,793	297	(112)	933
	6.70%	6.70%	Jan-2044	55,528	8,783	8,727	10,280
	6.75%	6.75%	Jun-2023–Jun-2043	3,899	246	133	379
	6.93%	7.13%	Mar-2044	33,136	6,135	6,146	7,687
	7.00%	7.00%	Jun-2043	66,552	30,300	30,306	34,640
	7.24%	7.24%	Dec-2042	51,242	29,284	29,287	31,192
	7.25%	7.25%	Jun-2042	4,211	3,804	3,842	4,133
	7.33%	7.33%	Dec-2042	11,893	1,800	1,705	2,758
	7.45%	7.45%	Jun-2042	9,700	8,176	8,179	9,167
	7.50%	7.63%	Jan-2042	8,126	7,348	7,354	8,158
	7.50%	7.88%	Jul-2042	25,150	22,736	22,743	25,212
	7.57%	7.57%	Nov-2041	2,565	2,237	2,240	2,484
	7.70%	7.70%	Mar-2042	50,584	48,172	47,343	53,980
	7.75%	7.25%	Feb-2031	51,706	34,182	33,927	39,838
	7.75%	7.75%	Jul-2042	30,808	28,131	27,524	31,759
	N/A	6.33%	Feb-2005	18,200	4,560	4,867	5,125
Total Ginnie Mae Construction Securities				**487,392**	**246,909**	**245,756**	**279,558**

* Construction interest rates are the rates charged to the borrower during the construction phase of the project. The permanent interest rates are effective upon commencement of operations of a project, subject to the achievement of certain criteria.

** Permanent mortgage maturity date.

See accompanying notes to financial statements.

Schedule of Portfolio Investments

June 30, 2002 (Dollars in thousands; unaudited)

Fannie Mae Securities (32.3% of total portfolio)
(including forward commitments)

	Interest Rate	Maturity Date	Commitment Amount	Face Amount	Amortized Cost	Value
Single family	5.50%	Sep-2029–Mar-2032		$23,005	$22,143	$22,255
	6.00%	Jan-2006–Jul-2032		90,942	91,571	92,075
	6.50%	Mar-2013–Jun-2032		152,531	154,277	156,491
	7.00%	Nov-2013–Jun-2032		165,643	169,165	171,960
	7.50%	Jul-2004–Sep-2031		45,048	45,652	47,324
	8.00%	Jan-2007–May-2031		15,040	15,337	15,894
	8.50%	Nov-2009–Apr-2031		11,236	11,470	12,002
	9.00%	Jul-2009–May-2025		3,365	3,427	3,588
	9.50%	Aug-2004		312	312	322
				507,122	513,354	521,911
Multifamily	4.67%	Feb-2012		16,480	16,500	16,473
	4.81%	May-2012		8,093	8,103	8,091
	4.88%	Sep-2011		28,558	28,808	28,739
	5.16%	Dec-2011		38,947	39,099	39,624
	5.84%	Aug-2010		9,070	9,505	9,473
	6.02%	Nov-2010		2,735	2,735	2,878
	6.25%	Dec-2013		2,420	2,499	2,502
	6.27%	Jan-2012		2,241	2,308	2,308
	6.30%	Dec-2015		663	649	678
	6.40%	Mar-2012	60,000*	–	7	1,500
	6.50%	Jun-2016		3,607	3,613	3,777
	6.52%	Jul-2008		3,428	3,424	3,756
	6.53%	May-2030		11,920	11,971	12,504
	6.63%	Apr-2019		2,523	2,523	2,678
	6.65%	Aug-2007		722	732	766
	6.75%	Mar-2010	22,000*	–	–	1,729
	6.80%	Jul-2016		1,169	1,169	1,245
	6.90%	Jun-2007		20,334	21,039	21,896
	6.96%	Aug-2007		9,340	9,674	9,863
	6.97%	Jun-2007		10,540	10,544	10,656
	7.01%	Apr-2031		3,728	3,780	4,014
	7.04%	Jul-2014	7,418**	7,418	7,431	7,876
	7.07%	Feb-2031		18,859	19,390	20,393
	7.14%	Sep-2002		2,884	2,880	2,910
	7.15%	Oct-2009		352	365	361
	7.16%	Jan-2022		8,606	8,906	9,318
	7.18%	Aug-2016		708	708	769
	7.20%	Apr-2010–Aug-2029		10,520	10,167	11,360
	7.25%	Nov-2011–Jul-2012		9,685	9,685	10,011
	7.27%	Dec-2009		18,471	18,592	19,309
	7.29%	Jul-2003		1,683	1,698	1,709
	7.30%	May-2010–Aug-2006		53,617	55,610	58,577
	7.37%	Jan-2013		1,709	1,743	1,831
	7.38%	Jun-2014–Mar-2015	3,200*	2,558	2,578	2,775
	7.48%	Oct-2006		21,388	21,446	22,702
	7.50%	Dec-2014		2,441	2,450	2,671
	7.71%	Feb-2010		9,759	9,995	10,471
	7.75%	Dec-2012–Dec-2024		5,026	5,027	5,557
	7.88%	Mar-2007		2,760	2,790	2,813
	8.00%	Nov-2019–May-2020		6,667	6,645	6,994
	8.13%	Sep-2012–Aug-2020		10,814	10,783	11,623
	8.38%	Jan-2022		1,063	1,069	1,157
	8.40%	Jul-2023		572	582	658
	8.50%	Sep-2006–Sep-2026		2,214	2,214	2,387
	8.63%	Sep-2028		7,168	7,171	8,314
	8.70%	Feb-2005		4,462	4,564	4,634
	9.13%	Sep-2015		3,700	3,683	4,014
	9.25%	Jun-2018		4,954	4,940	5,480
			92,618	396,576	401,794	421,824
Total Fannie Mae Securities			**92,618**	**903,698**	**915,148**	**943,735**

Forward commitments.

** *During construction the investment is a participation in the construction loan which is secured by a letter of credit from the Federal Home Loan Bank of Des Moines; the permanent financing will be a FNMA MBS for which the Trust has issued its commitment.*

See accompanying notes to financial statements.

Schedule of Portfolio Investments

June 30, 2002 (Dollars in thousands; unaudited)

Freddie Mac Securities (6.5% of total portfolio)

	Interest Rate	Maturity Date	Face Amount	Amortized Cost	Value
Single family	6.00%	Apr-2005 –Apr-2029	$14,952	$14,982	$15,257
	6.50%	Dec-2006 –Aug-2031	48,925	48,802	50,415
	7.00%	Jun-2004 –Mar-2030	55,679	56,399	58,482
	7.50%	Nov-2003 –Apr-2031	28,547	28,641	30,147
	8.00%	May-2008 –Aug-2030	17,960	18,093	18,990
	8.25%	Nov-2022	60	60	65
	8.50%	Jun-2010 –Jan-2025	9,466	9,624	10,144
	9.00%	Sep-2010 –Mar-2025	1,730	1,781	1,851
			177,319	178,382	185,351
Multifamily	8.00%	Feb-2009	6,060	6,067	6,083
			6,060	6,067	6,083
Total Freddie Mac Securities			**183,379**	**184,449**	**191,434**

Federal Agency Securities (6.3% of total portfolio)

Interest Rate	Maturity Date	Face Amount	Amortized Cost	Value
3.00%	Jun-2004	$28,000	$27,975	$27,991
3.50%	Sep-2004	10,000	10,329	10,844
3.50%	Sep-2004	10,000	10,049	10,066
4.50%	Dec-2005	5,000	5,000	5,084
4.67%	Jun-2006	5,000	5,000	5,070
5.25%	Apr-2007	10,000	10,365	10,369
5.38%	May-2006	14,000	13,934	14,634
5.42%	Apr-2007	10,000	10,000	10,228
5.50%	Jul-2006	25,000	25,936	26,219
6.01%	Dec-2005	6,000	6,100	6,407
6.50%	Aug-2004	25,000	26,434	26,687
6.88%	Jan-2005	30,000	32,072	32,531
Total Federal Agency Securities		**178,000**	**183,194**	**186,130**

Schedule of Portfolio Investments

June 30, 2002 (Dollars in thousands; unaudited)

State Housing Finance Agency Securities (1.7% of total portfolio)

	Interest Rate	Maturity Date	Face Amount	Amortized Cost	Value
Multifamily	7.63%	Oct-2009	$721	$721	$751
	7.70%	Jun-2006–Jun-2029	39,824	39,828	41,829
	8.00%	Jan-2026	4,685	4,677	4,989
	8.38%	Feb-2007	673	701	720
	8.63%	Jan-2013	425	429	443
	9.00%	Jan-2025	933	933	998
Total State Housing Finance Agency Securities			**47,261**	**47,289**	**49,730**

Construction and Permanent Mortgages (0.8% of total portfolio)

	Interest Rates* Permanent	Construction	Maturity Date**	Commitment Amount	Face Amount	Amortized Cost	Value
Multifamily	N/A	6.00%	Nov-2002	$27,315	$18,733	$18,570	$18,733
	8.13%	N/A	Aug-2005		488	480	517
	8.63%	N/A	Jun-2025		1,372	1,372	1,489
	9.50%	N/A	Aug-2012–Apr-2024		2,055	2,058	2,281
Total Construction and Permanent Mortgages				**27,315**	**22,648**	**22,480**	**23,020**

Total Long-Term Investments					**$2,746,878**	**$2,770,099**	**$2,902,546**

* Construction interest rates are the rates charged to the borrower during the construction phase of the project. The permanent interest rates are effective upon commencement of operations of a project, subject to the achievement of certain criteria.

** Permanent mortgage maturity date.

See accompanying notes to financial statements.

Schedule of Portfolio Investments

June 30, 2002 (Dollars in thousands; unaudited)

Short-Term Investments (2.1% of total portfolio)

	Description	Maturity Date	Interest Rate	Face Amount	Amortized Cost	Value
Repurchase Agreements	Amalgamated Bank*	Aug-2002	1.75%	$2,000	$2,000	$2,000
				2,000	2,000	2,000
Commercial Paper	Harvard University	Jul-2002	1.77%	4,315	4,313	4,313
	Clipper Receivable	Jul-2002	1.78%	5,000	5,000	5,000
	Harvard University	Jul-2002	1.93%	5,000	5,000	5,000
	George Washington University	Jul-2002	1.95%	14,275	14,275	14,275
	Cargill Incorporated	Jul-2002	1.96%	20,000	20,000	20,000
	George Washington University	Jul-2002	2.00%	7,000	7,000	7,000
				55,590	55,588	55,588
Certificates of Deposit	Shore Bank – Chicago	Aug-2002	2.00%	100	100	100
	Shore Bank – Cleveland	Jul-2002	1.86%	100	100	100
	Shore Bank – Pacific	Nov-2002	2.65%	100	100	100
				300	300	300
Total Short-Term Investments				**57,890**	**57,888**	**57,888**

Total Investments				**$2,804,768**	**$2,827,987**	**$2,960,434**

* This instrument was purchased in May 2002. The Trust will receive $2,008,630 upon maturity. The underlying collateral of the repurchase agreement is a FHLMC security with a market value of $2,159,516.

See accompanying notes to financial statements.

Statement of Operations

For the six months ended June 30, 2002 (Dollars in thousands; unaudited)

Investment Income	FHA permanent securities	$15,408
	FHA construction securities	1,656
	Ginnie Mae securities (including forward commitments)	24,123
	Ginnie Mae construction securities	8,258
	Fannie Mae securities (including forward commitments)	29,407
	Freddie Mac securities	7,499
	Federal Agency Securities	3,206
	United States Treasury Notes	288
	State Housing Finance Agency Securities	1,848
	Construction and Permanent Mortgages	497
	Short-term investments	623
	Net premium amortization	(4,373)
Total Income		88,440
Expenses	Officer salaries and fringe benefits	972
	Other salaries and fringe benefits	2,484
	Legal fees	183
	Consulting fees	113
	Auditing and tax accounting fees	88
	Insurance	105
	Marketing and sales promotion	291
	Investment management	160
	Trustee expenses	21
	General expenses	1,124
Total Expenses		5,541
Investment income – net		82,899
Realized loss on investments		(335)
Net change in unrealized appreciation on investments		64,535
Realized and unrealized net gains on investments		64,200
Net increase in net assets resulting from operations		**$147,099**

See accompanying notes to financial statements.

Statement of Changes in Net Assets

For the six months ended June 30, 2002 (Dollars in thousands; unaudited)

Increase In Net Assets From Operations	Investment income – net	$ 82,899
	Realized loss on investments	(335)
	Net change in unrealized appreciation on investments	64,535
	Net increase in net assets resulting from operations	147,099
	Distributions paid to participants or reinvested from:	
	Investment income – net	(82,899)
Increase In Net Assets From Unit Transactions	Proceeds from the sale of units of participation	117,458
	Dividend reinvestment of units of participation	74,576
	Payments for redemption of units of participation	(47,594)
	Net increase from unit transactions	144,440
	Total increase in net assets	208,640
	Net assets at beginning of period	2,751,482
	Net assets at end of period	**$2,960,122**
Unit Information	Units sold	105,290
	Distributions reinvested	67,172
	Units redeemed	(42,808)
	Increase in units outstanding	129,654

See accompanying notes to financial statements.

16

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies

The American Federation of Labor and Congress of Industrial Organizations (AFL-CIO) Housing Investment Trust (the Trust) is a common law trust created under the laws of the District of Columbia and is registered under the Investment Company Act of 1940 as a no-load, open-end investment company. The Trust has obtained certain exemptions from the requirements of the Investment Company Act of 1940 that are described in the Trust's prospectus.

Participation in the Trust is limited to eligible labor organizations and pension, welfare and retirement plans that have beneficiaries who are represented by labor organizations.

The following is a summary of significant accounting policies followed by the Trust in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States.

Investment Valuation

Investments are presented at fair market value. Fair market value determinations are summarized by specific category of investment as follows:

Long-term investments, consisting of mortgage-backed securities, agency securities, and insured construction and permanent mortgage securities are valued using published prices, dealer bids or discounted cash flow models using market-based discount and prepayment rates, developed for each investment category. The market-based discount rate is composed of a risk-free yield (i.e., a U.S. Treasury Note) adjusted for an appropriate risk premium. The risk premium reflects actual premiums in the marketplace over the yield on U.S. Treasury securities of comparable risk and maturity to the security being valued as adjusted for other market considerations. On investments for which the Trust finances the construction and permanent securities, value is determined based upon the total amount of the commitment for the term of the construction securities plus the permanent securities. For insured construction-only securities, the outstanding principal balance of the securities is used to approximate value, assuming no decline in credit quality. Other long-term investments such as agency securities and U.S. Treasury debt obligations are valued based on readily available market quotes.

Short-term investments, consisting of repurchase agreements, certificates of deposit and commercial paper that mature less than sixty days from the balance sheet date, are valued at amortized cost, which approximates value. Short-term investments maturing more than sixty days from the balance sheet date are valued at the last reported sales price on the last business day of the month or the mean between the reported bid and ask price if there was no sale. Short-term investments maturing more than sixty days from the balance sheet date for which there are no quoted market prices are valued to reflect current market yields for securities with comparable terms and interest rates.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Federal Income Taxes

The Trust's policy is to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all of its taxable income to its participants. Therefore, no federal income tax provision is required.

The total cost of the portfolio of investments for federal income tax purposes approximates the cost of all investments for financial statement purposes.

Distributions to Participants

At the end of each calendar month, pro rata distribution is made to participants of the net investment income earned during the preceding month. Amounts distributable, but not disbursed, as of the balance sheet date are classified as income distribution payable.

Participants redeeming their investments are paid their pro rata share of undistributed net income accrued through the month-end of redemption.

The Trust offers an income reinvestment plan that allows current participants to automatically reinvest their income distribution into Trust units of participation. Total reinvestment was 90 percent of distributable income for the six months ended June 30, 2002.

Investment Income

Interest income is recognized on an accrual basis. Commitment fees, points and other discounts or premiums resulting from the funding or acquisition of mortgage securities or mortgage-backed securities are accounted for as an adjustment to the cost of the investment and amortized over the estimated life of the mortgage securities or mortgage-backed security using the effective interest method. Realized gains and losses from investment transactions are recorded on the trade date using an identified cost basis.

12b-1 Plan of Distribution

The Board of Trustees annually approves a 12b-1 Plan of Distribution to pay for expenses incurred in connection with the offer and sale of units and related service and distribution activities. For the year ended December 31, 2002, the Trust may pay for 12b-1 expenses in an amount up to $600,000 or 0.05 percent of its average monthly net assets on an annualized basis each fiscal year, whichever is greater.

Receivables-Investments Sold

Receivables-Investments Sold represents investments that were sold prior to June 30, 2002, which settled subsequent to June 30, 2002.

Payables-Investments Purchased

Payables-Investments Purchased represents investments that were purchased prior to June 30, 2002, which settled subsequent to June 30, 2002.

Note 2. Transactions with Affiliates

During the six months ended June 30, 2002, the Trust provided certain personnel to the AFL-CIO Investment Trust Corporation (formerly known as the Building Investment Trust Corporation), a D.C. non-profit corporation, on a cost-reimbursement basis. The total cost for such personnel and related expenses for the six months ended June 30, 2002 amounted to approximately $869,000. During the six months ended June 30, 2002, the Trust was reimbursed for approximately $1.7 million of current and prior year costs. At June 30, 2002, approximately $648,000 is included within the accounts receivable in the accompanying financial statements for amounts outstanding.

Note 3. Commitments

Certain assets of the Trust are invested in short-term investments until they are required to fund purchase commitments for insured construction securities, mortgage-backed securities or permanent mortgages. At June 30, 2002, the Trust had outstanding unfunded purchase commitments of approximately $359.1 million, of which approximately $245.2 million represented insured construction securities and approximately $113.9 million represented permanent mortgages and other investments. The Trust maintains a reserve, in the form of securities, no less than the total of the outstanding unfunded purchase commitments, less short term investments. As of June 30, 2002, the value of the securities maintained for the reserve was approximately $1.9 billion.

The commitment amounts disclosed on the Schedule of Portfolio Investments represent the original commitment amount, which includes both funded and unfunded commitments.

Note 4. Investment Transactions

A summary of investment transactions (excluding short-term investments) for the separate instruments included in the Trust's investment portfolio, at amortized cost, for the six months ended June 30, 2002, follows:

Investment Transactions
(Dollars in thousands)

	FHA Permanent Securities	FHA Construction Securities	Ginnie Mae Securities*	Ginnie Mae Construction Securities	Fannie Mae Securities*	Freddie Mac Securities	Federal Agency Securities	US Treasury Notes	State Housing Finance Agency Securities	Construction and Permanent Mortgages
Balance, January 1, 2001	$403,451	$57,510	$561,603	$254,592	$823,640	$263,092	$140,234	$ 65,362	$47,371	$3,991
Purchases and insured construction securities advances, net of discounts	39,202	15,122	208,607	100,706	383,268	10,000	153,000	10,000	456	18,733
Change in discounts and (premiums)	(244)	81	3,291	781	2,082	(884)	(40)	(2,862)	(20)	(149)
Transfers	(14,900)	(35,763)	141,845	(91,182)	—	—	—	—	—	—
Principal reductions/ sales	(34,709)	(132)	(173,181)	(19,141)	(293,842)	(87,759)	(110,000)	(72,500)	(518)	(95)
Balance, June 30, 2002	$392,800	$36,818	$742,165	$245,756	$915,148	$184,449	$183,194	—	$47,289	$22,480

* Including forward commitments.

Note 5. Participants' Equity (Dollars in thousands)

Participants' equity consisted of the following at June 30, 2002:

Amount invested and reinvested by current participants	$ 2,827,445
Accumulated unrealized appreciation in the value of investments	132,447
Accumulated undistributed investment income—net	230
	$ 2,960,122

Note 6. Retirement and Deferred Compensation Plans

The Trust participates in the AFL-CIO Staff Retirement Plan, which is a multiple employer-defined benefit pension plan, covering substantially all employees. This plan was funded by employer contributions, at rates approximating 11 percent of employees' salaries for the six months ended June 30, 2002. The total Trust pension expense for the six months ended June 30, 2002 was approximately $295,000.

The Trust also participates in a deferred compensation plan, referred to as a 401(k) plan, covering substantially all employees. This plan permits an employee to defer the lesser of 100 percent of their total compensation or the applicable IRS limit. The Trust matches dollar for dollar the first $2,500 of employee contributions. The Trust's 401(k) contribution for the six months ended June 30, 2002 was approximately $107,000.

Note 7. Bank Securities

The Trust has a secured $12.5 million bank line of credit. A segregated account of Trust-owned securities serves as collateral for the line of credit. As of June 30, 2002, the account has a value of approximately $20.6 million. In addition, the Trust has a $12.5 million uncommitted and unsecured line of credit facility. Borrowings under these agreements bear interest at LIBOR plus one-half percent. Both lines of credit mature on May 31, 2003. As of June 30, 2002, the Trust had no outstanding balance on either of these facilities. No compensating balances are required.

Financial Highlights

Selected Per Share Data and Ratios for the Six Months Ended June 30, 2002 and the Years Ended December 31, 2001, 2000, 1999 and 1998

		Six Months Ended June 30, 2002	2001	2000	1999	1998
Per Share Data	Net Asset Value, Beginning of Period	$1,098.40	$1,085.42	$1,035.72	$1,114.08	$1,104.30
	Income from Operations					
	Net Investment Income	32.77	70.86	72.83	71.65	77.48
	Net realized and unrealized gains (losses) on investments	25.14	16.24	49.70	(77.96)	11.15
	Total From Investment Operations	57.91	87.10	122.53	(6.31)	88.63
	Less Distributions					
	Distribution from investment income — net	(32.77)	(70.93)	(72.83)	(71.74)	(77.55)
	Distribution from realized gain on investments	—	(3.19)	—	(0.31)	(1.30)
	Total Distributions	(32.77)	(74.12)	(72.83)	(72.05)	(78.85)
Net Asset Value, End of Period		**1,123.54**	**1,098.40**	**1,085.42**	**1,035.72**	**1,114.08**
Ratios	Ratio of expenses to average net assets	0.39% [1]	0.37%	0.38%	0.39%	0.39%
	Ratio of net investment income to average net assets	5.9% [1]	6.4%	6.9%	6.7%	6.8%
	Portfolio turnover rate	57.6% [1]	40.9%	25.9%	31.7%	39.5%
Number of outstanding units at end of period		2,634,638	2,504,984	2,282,511	2,075,197	1,816,185
Net Assets, End of Period		**$2,960,122**	**$2,751,482**	**$2,477,482**	**$2,149,327**	**$2,023,371**
Total Return		10.99% [1]	8.21%	12.31%	(0.57%)	8.28%

(1) Percents are annualized.

See accompanying notes to financial statements.



AFL•CIO Housing Investment Trust
1717 K Street, N.W.
Suite 707
Washington, D.C. 20036
(202) 331-8055
www.aflcio-hit.com

